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October 10, 2000


Mr. Thomas B. Clark
Alltrista Corporation
5875 Castle Creek Parkway, North Drive
Indianapolis, Indiana  46250-4330

Dear Tom:

Following our recent telephone conversations and your unexpected announcement this morning of a further reduction in forecast 2000 earnings, we hereby request answers to the following four questions.

1) Marlin Partners II, LP has sent three letters dated May 12, 2000, July 27, 2000 and August 15, 2000 to you and the board of Alltrista and has received no response to any of the requests or suggestions in the letters. We reiterate the request that we be allowed to commence due diligence with a view to making an unconditional offer to purchase the company. We would like to receive a formal answer to the other questions contained in our letters.

2) You informed us on Friday that you had visited or contacted all the members of the board of directors last week and that they were unanimously in favor of continuing with the process you started with Bear Stearns back in May of this year. During the conference call on July 26, 2000 you said in response to a question on when the Bear Stearns Information Memorandum would be available and the process would start ... "Well, it's on hold". You then went on to state that your review of the plastics business over "the next couple of weeks" would "sort of set the timing and direction [of the process]". We think it is crucial that you make clear to the market what a review of strategic options encompasses, particularly as it pertains to a sale of Alltrista, despite Alltrista's recent poor operating performance.

3) As your second largest shareholder we feel that we could contribute significantly to the creation of shareholder value at Alltrista as a director of the company. We believe the appointment of a representative from Marlin would go along way to assuage investors' fears that the shareholders are being ignored by management and the board. We believe this appointment would be favorably received by the vast majority of Alltrista shareholders. We hereby formally request an invitation to join the board of directors of Alltrista.



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Mr. Thomas B. Clark
October 10, 2000
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4)   Alltrista's share price is now under most of the shareholders' cost basis.
     We request that the board of directors immediately resind or amend the company's "poison pill" in order to allow shareholders the opportunity to average down.

Tom, I know this is a difficult time for Alltrista, but feel that you should be looking for support, not confrontation, with your shareholders. I hope that you will ensure that we receive a timely response to the questions and requests outlined in this letter.

Yours sincerely,

/s/ Martin E. Franklin

Martin E. Franklin